December 22, 2009

VIA EDGAR

Vince DeStefano Christine Diangelo U.S. Securities and Exchange Commission 100 Fifth Street, NE Washington, DC 20549

Re:

Embarcadero Funds, Inc. (File No. 333-163297)

Dear Mr. DeStefano and Ms. Diangelo:

This letter responds to the comments you provided by telephone to the undersigned on December 8, 2009 and December 16, 2009 relating to the registration statement on Form N-14 for the Embarcadero Funds, Inc. (the “Company”) filed on November 23, 2009 (the “N-14 Registration Statement”).  The N-14 Registration Statement contains a registration statement for shares of two series of the Company, and a combined proxy statement relating to the special meeting of shareholders of three other series of the Company.  The series of the Company are referred to as the “Funds” or individually as a “Fund.”  The proposals in the combined proxy statement seek approval to reorganize the Funds, with two Funds remaining if the reorganizations are approved.  Unless otherwise noted, defined terms have the same meaning ascribed to them in the N-14 Registration Statement.  Pre-effective amendment No. 1 to the N-14 Registration Statement, containing changes responsive to your comments, is concurrently being filed today.

1.  Comment:  The N-14 Registration Statement incorporates by reference information about the acquired Funds from their prospectuses.  When such information is incorporated by reference, the acquired Funds’ prospectus must accompany the proxy statement sent to shareholders.

Response:  The Funds will be mailing the acquired Funds’ prospectus with the Proxy Statement.

2.  Comment:  The cover page disclosure required by Item 1(b)(4) appears to be incomplete.  Please revise the cover page to include the required information.

Response:  The cover page of the prospectus, which appears in the document after the letter to shareholders, the notice of special meeting and the Q&A, has been updated as requested.  The date of the Proxy Statement/Prospectus appears under the names of the Funds, but also has been added to the paragraph that includes Item 1(b)(4) information.

3.  Comment:  In the Q&A, in the question “Why are the Reorganizations being recommended?”, there is discussion that there are some differences in the structure of the Alternative Strategies Fund compared to the All-Cap Growth Fund (which would become the Market Neutral Fund), but that both Funds follow similar strategies.  Please amplify the discussion of these differences.

Response:  Additional information has been added to the Q&A, noting that the Alternative Strategies Fund invests in other funds while the All-Cap Growth Fund (as the Market Neutral Fund) would instead make direct investments.

4.  Comment:  In the Q&A, in the question “How does the Acquiring Fund’s investment objectives and policies compare to my Fund?”, there is discussion of differences between the Alternative Strategies Fund and the All-Cap Growth Fund (which would become the Market Neutral Fund).  Please expand the discussion to include any differences in the risk profiles of the two Funds.

Response:  Additional information concerning differences in risks between the two Funds has been included in the Q&A.

5.  Comment:  The Q&A and the body of the Proxy Statement note that additional information about the acquiring Funds’ investment strategies and investment risks appears in appendices to the Proxy Statement.  Please move this information into the body of the Proxy Statement.

Response:  The information that previously appeared in appendices, concerning the acquiring Funds’ investment strategies and risks, has been moved into the body of the Proxy Statement.

6.  Comment:  The first sentence of the disclosure under the heading “Comparative Fee Tables” indicates that the tables show each Fund’s operating expenses “estimated” as of December 31, 2008.  Why is the information estimated?

Response:  The word “estimated” has been removed from the disclosure and, in accordance with comments noted below, the information now shows each Fund’s historical expenses as of June 30, 2009.  While some of the historical expense information has been restated, it is not estimated and the word “estimated” has been removed.

7.  Comment:  The footnote marked “*” to the fee tables indicates that if Fund assets decrease from the levels shown in the tables, the combined expense ratio will be higher than shown in the tables.  Have assets decreased from the levels shown in the table?

Response:  In response to comments noted below, the information about each Fund’s historical expenses has been updated to June 30, 2009 information.  Since that time, assets are relatively similar to their June 30 levels.  As such, although asset levels cannot be predicted for periods up to the shareholder meeting date, the sentence has been removed from the footnote.

8.  Comment:  In the description of the Funds’ risks, the disclosure notes that the Funds are subject to industry concentration risk.  Please explain the Funds’ industry concentration policy.

Response:  The Funds have broad flexibility to pursue their investment objectives and, to the extent the subadvisers find attractive investment opportunities and invest in securities of companies in the same industry, a Fund may have more than 25% of its assets invested in companies in a particular industry.  The particular industry may change and, at times, the Funds may not be concentrated in any industry.  To that end, in 2008 when the acquiring Funds sought other approvals from shareholders, they sought the elimination of the Funds’ fundamental investment limitation concerning industry concentration, which was approved, and the fundamental investment limitation eliminated.  The Funds will have risk disclosure in their prospectuses concerning industry concentration risk (as noted), and will add language to the principal strategy sections disclosing the Funds’ policy that each may, from time to time, concentrate holdings in a particular industry.  Because the Funds may invest in any industry and have a broad investment mandate, they would not include language identifying any industry or suggesting that the Funds would invest in a particular industry.

Accounting Comments:

1.  Comment:  In the Q&A, in the question “Who is paying the costs of the Reorganization?”, please indicate the estimated costs of the reorganizations in the text of the Q&A response.

Response:  The text of the response has been revised as requested.

2.  Comment:  For the comparative tables showing “Annual Fund Operating Expenses” of each Fund and the combined Funds, if the reorganizations are approved, in light of recent changes in the past year to the Funds’ fee structures, the tables should show each Fund’s current expenses as of June 30, 2009, the Funds’ most-recent semi-annual period.  The tables currently show each Fund’s expenses as of December 31, 2008, but should be updated with the more current information.

Response:  The comparative fee tables have been updated as requested.

3.  Comment:  In the comparative fee tables, the headings for the pro forma, combined Funds should read “Pro forma – [Funds]” rather than “Combined – [Funds].”

Response:  The headings have been revised as requested.

4.  Comment:  The capitalization tables indicate a pro forma adjustment of $26,000 per reorganization for reorganization-related expenses.  A reorganization last year contained a similar estimate, but the year-end financial statements contained a line item for “organizational expenses” that was much higher.  Please confirm the estimated costs of the reorganizations, or update them as necessary.

Response:  The reorganization estimate has been revised for one of the reorganizations.  Last year, there were certain unexpected delays in completing the reorganization, as additional expenses were incurred to resolve issues arising with the registration statement and other matters, including SEC staff comments regarding the elimination of the Funds’ adviser’s fulcrum fee.  The reorganization was expected to be completed over the summer, but it was delayed resulting in additional and unexpected expenses.  For these reorganizations, because the Funds recently completed a reorganization, the current reorganizations are expected to be more efficient.  Further, as there are three separate reorganizations (rather than one last year), certain common costs can be spread across the three reorganizations.  As a result, the per-reorganization expenses are expected to be meaningfully lower than expenses for the single reorganization last year.  Further, as there are fewer shareholders to solicit for the three reorganizations this year, solicitation costs are expected to be lower.  Because the solicitation costs are expected to be lower for the reorganization of the Alternative Strategies Fund, the estimate for that reorganization has been reduced slightly compared to the other two reorganizations.

5.  Comment:  The capitalization table shows the pro forma Funds having the same net asset value as the acquiring Fund pre-reorganization.  Please confirm that the payment of reorganization expenses will not impact the net asset values of the combined Funds.

Response:  Many of the estimated reorganization expenses will be incurred and paid by the acquired Funds prior to the reorganizations.  As such, these expenses are expected to impact the acquired Funds’ net asset values but the impact will be reflected pre-reorganizations and result in the acquired Funds receiving fewer shares in the reorganizations since their assets will be reduced as a result of the payment of reorganization expenses.  After the reorganizations, expenses incurred will be paid by the combined Funds.  However, relative to expenses already paid, these expenses are not expected to be significant, and are not expected to impact the combined Funds’ net asset values, as illustrated in the capitalization tables.

6.  Comment:  In the capitalization table showing two Funds reorganizing into the All-Cap Growth Fund, please add parenthesis around the “$52” in the pro forma adjustment column.

Response:  The table has been updated as requested, and revised to reflect the lower expected reorganization costs associated with the Alternative Strategies Fund reorganization.

7.  Comment:  In the pro forma financial statements, for column headings showing the Funds’ before the reorganizations, please delete “historical” from the column headings.

Response:  The column headings have been updated as requested.

8.  Comment:  In the Statement of Assets and Liabilities for the Small-Cap Growth Fund / Absolute Return Fund reorganization, the top line item under “Assets” indicates a cost basis of $2,408,258 for the Absolute Return Fund.  Since this Fund has been invested in money market instruments or funds for some time, the cost basis should be similar to the current value.  Please revise or explain the cost value.

Response:  The cost basis for the Absolute Return Fund has been corrected in the revised pro forma Statement of Assets and Liabilities.

9.  Comment:  In the Statements of Assets and Liabilities, the line item for Authorized Shares appears to sum for the combined, pro forma Funds.  Please revise or confirm that authorized shares would increase.

Response:  The authorized shares would not increase as a result of the reorganizations, and the number of authorized shares has been revised in the pro forma columns.

10.  Comment:  For the Statements of Operations, which are dated June 30, 2009, the information appears to only cover the prior six-month periods.  Please update the Statements of Operations to cover a full 12-month period.  They should still be dated June 30, 2009.

Response:  The Statements of Operations have been revised as requested to cover the 12-month period ending June 30, 2009.

11.  Comment:  To the extent the Funds have adopted FAS 157, please add FAS 157 disclosure to the notes to the pro forma financial statements.

Response:  The additional disclosure has been added to the notes to the pro forma financial statements.

If you have any questions concerning the foregoing, please do not hesitate to contact me at 415.249.1053 or my colleague Mark Perlow at 415.249.1070.

Sincerely,

/s/  Kurt J. Decko

Kurt J. Decko

Attachment